

Mail Stop 3561   November 20, 2017

Daniel J. Crowley
Chief Executive Officer
Triumph Group, Inc.
899 Cassatt Road
Suite 210
Berwyn, Pennsylvania 19312

      Re: **Triumph Group, Inc.**
              Registration Statement on Form S-4
              Filed November 14, 2017
              File No. 333-221541

Dear Mr. Crowley:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Julie Griffith at 202-551-3267 with any questions.

              Sincerely,

              /s/ Justin Dobbie

              Justin Dobbie
              Legal Branch Chief
              Office of Transportation and Leisure